FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements submitted to the Superintendency of Banks and Financial Institutions and published by Banco de Chile in its website on November 18, 2008, for the month ended October 31, 2008.

BANCO DE CHILE AND SUBSIDIARIES
___________

CONSOLIDATED FINANCIAL STATEMENTS
As of October 31, 2008

BANCO DE CHILE AND SUBSIDIARIES
____________

CONTENTS

I. Consolidated Financial Statement
II. Consolidated Statement of Income

_______________

MM$ = Millions of Chilean pesos

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of October, 31 2008
______________

ASSETS	MM$

Cash and due from banks	778,433
Transactions in the course of collection	557,343
Trading securities	609,690
Securities purchased under agreements to resell	69,480
Derivate instruments	1,482,903
Loans and advance to banks	636,656
Loans and accounts receivables to customers	13,548,358
Available for sale instruments	769,625
Held to maturity instruments	—
Investments in other affiliates	11,622
Intangibles assets	33,436
Fixed assets	203,429
Deferred tax assets	57,564
Other assets	166,286

TOTAL ASSETS	18,924,825

1

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of October, 31 2008
______________

LIABILITIES	MM$

Current accounts and demand deposits	2,828,890
Transactions in the course of payment	375,922
Securities sold under agreements to repurchase	468,224
Saving accounts and time deposits	8,758,145
Derivate instruments	1,263,279
Borrowings from financial institutions	1,609,017
Debt issued	1,825,555
Other financial obligations	100,466
Current tax liabilities	9,028
Deferred tax liabilities	18,239
Provisions	252,692
Other liabilities	136,170

TOTAL LIABILITIES	17,645,627

EQUITY

Attributable to equity holders of the parent:
Capital	1,016,335
Reserves	199,809
Others accounts	(16,784)
Retained earnings:
Retained earnings from previous periods	7,354
Income for the period	241,587
Less:
Provisions for minimum dividends	(169,111)

1,279,190
Minority interest	8

TOTAL EQUITY	1,279,198

TOTAL LIABILITIES AND EQUITY	18,924,825

2

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
As of October, 31 2008
______________

MM$
Interest revenue	1,363,789
Interest expense	(729,269)

Net interest revenue	634,520

Income from fees and commission	225,548
Expenses from fees and commission	(47,532)

Net fees and commission	178,016

Gains (losses) from trading and brokerage activities	401,946
Foreign exchange transactions, net	(361,517)
Other operating income	74,535

TOTAL OPERATING REVENUE	927,500

Provision for loan losses	(109,979)

NET OPERATING REVENUE	817,521

Staff expenses	(261,941)
Administrative expenses	(143,218)
Depreciation and amortization	(29,058)
Impairments	—
Other operational expenses	(40,468)

TOTAL OPERATING EXPENSES	(474,685)

OPERATING INCOME	342,836

Income attributable to affiliates	3,136
Loss form price-level restatements	(71,257)

Income before income taxes	274,715
Income taxes	(33,130)

Income from continuous operations	241,585
Income from discontinued operations	—

INCOME FOR THE PERIOD	241,585

Attributable to:
Equity holders of the parent	241,587
Minority interest	(2)

Héctor Hernández G.	Fernando Cañas B.
Accounting Manager	Chief Executive Officer

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2008

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO